UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-42450

Zhengye Biotechnology Holding Limited

No.1 Lianmeng Road, Jilin Economic & Technical Development Zone

Jilin City, Jilin Province, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Entry into an Agreement for Capital Contribution for Company Formation

On March 28, 2025, Jilin Zhengye Biological Products Co., Ltd. (“Jilin Zhengye”), the operating entity of Zhengye Biotechnology Holding Limited, an exempted company limited by shares incorporated in the Cayman Islands, entered into an agreement for capital contribution for company formation (the “Agreement”) with Youjia Technology Consulting Service (Tianjin) Co., Ltd. (“Youjia”).

Pursuant to the Agreement, both parties have agreed to establish a company, with an anticipated name of Zhongnong Zhengye Biological Technology (Beijing) Co., Ltd. (“Zhongnong Zhengye”), which is expected to be engaged in sales of poultry vaccines manufactured by Jilin Zhengye. The registered share capital of Zhongnong Zhengye will be RMB3,000,000, with Jilin Zhengye agreeing to subscribe for RMB1,530,000, accounting for 51% of the total registered share capital, and Youjia agreeing to subscribe for RMB1,470,000, accounting for 49% of the total registered share capital. Full payment of the subscribed capital will be due within 30 days of Zhongnong’s bank account establishment.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of the English translation of which is filed herewith as Exhibit 10.1.

Exhibit Index

Exhibit No.	Description
10.1	English Translation of Agreement for Capital Contribution for Company Formation, dated March 28, 2025, by and between Jilin Zhengye Biological Products Co., Ltd. and Youjia Technology Consulting Service (Tianjin) Co., Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zhengye Biotechnology Holding Limited

Date: April 2, 2025	By:	/s/ Songlin Song
	Name:	Songlin Song
	Title:	Chief Executive Officer

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